UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       COMMISSION FILE NUMBER: __________


                        THE IMAGEMAKERS PHOTOGRAPHY, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  NEVADA                                 88-0392307
----------------------------------------    ------------------------------------
(State of jurisdiction of Incorporation)    (I.R.S. Employer Identification No.)


3855 Diablo Drive, Suite 7, Las Vegas, Nevada               89118
---------------------------------------------             ----------
  (Address of principal executive offices)                (Zip Code)


        Registrants telephone number, including area code (702) 733-0918


     Securities to be registered pursuant to Section 12(b) of the Act: None


     Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class                       Name of each exchange on which
     to be so registered                   each class is sought to be registered
     -------------------                   -------------------------------------

Common Shares; $0.001 par value                OTC Electronic Bulletin Board

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                TABLE OF CONTENTS

PART I .....................................................................   3

  ITEM 1  DESCRIPTION OF BUSINESS ..........................................   3
  ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ........  14
  ITEM 3  DESCRIPTION OF PROPERTY ..........................................  16
  ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ...  16
  ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS .....  17
  ITEM 6  EXECUTIVE COMPENSATION ...........................................  18
  ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ...................  19
  ITEM 8  DESCRIPTION OF SECURITIES ........................................  19

PART II ....................................................................  23

  ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
          EQUITY AND OTHER RELATED SHAREHOLDER MATTERS .....................  23
  ITEM 2  LEGAL PROCEEDINGS ................................................  24
  ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ....................  24
  ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES ..........................  24
  ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS ........................  24

PART F/S ...................................................................  27

  ITEM 1  INDEX TO FINANCIAL STATEMENTS ....................................  27

PART III ...................................................................  36

  ITEM 1  INDEX TO EXHIBITS ................................................  36

SIGNATURES .................................................................  36

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

The Company was incorporated under the laws of the State of Nevada on April 14, 1998. The Company can best be described as a fully digital, state of the art fashion portrait studio in the business of doing total makeovers including; wardrobe changes accompanied by a twenty-shot photo session, followed by instant viewing and printing of the purchased portraits.

All images produced by the Company have the advantage of being captured in the digital form. This method enables the Company to circumvent any scanning of the original, thus maintaining high quality, along with the ability to do any photographic manipulating inside the computer such as removing flaws, softening or removing wrinkles and adjusting colors and lighting. Further, the software allows them to make major changes in their customer's appearance on the photo, such as adding a bust-line or removing a double chin.

The condition of the industry today is such that it presents an enormous opportunity for a portrait studio to ignite the public's fascination with a futuristic method of capturing, enhancing and processing the photographic images. Because the Company's largest competitor has to use its off premises photo processing laboratory, the Company's studio would be virtually uncontested.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words; "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

The Company has a limited operating history and revenues and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including competition, the absence both of a long-term operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

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RISK FACTORS

The Company is in the development stage and the market it intends to compete within is new and emerging. There are several competitors within the marketplace that have significantly greater financial and management resources than that of the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISK FACTORS RELATING TO THE IMAGEMAKERS PHOTOGRAPHY, INC.

A.   LIMITED OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Nevada on April 14, 1998. The Company can best be described as a fully digital, state of the art fashion portrait studio in the business of doing total makeovers, including wardrobe changes, accompanied by a twenty-shot photo session, followed by instant viewing and printing of the purchased portraits. The Company has a limited operating history and revenues and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including competition, the absence both of a long-term operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT ASSURED.

As of June 30, 2000, the Company had negative working capital of $(175,628) and faces the need for substantial additional working capital in the near future. The Company will be required to seek sources of financing. No assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of June 30, 2000, reporting The Company's ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANCIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFCIERS AND DIRECTORS OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its two officers and directors. The Company intends to hire additional technical, sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the Company can retain its key technical employees or that be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales and other personnel would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the officers and directors have over the Company, which will not be significantly affected and may have a material adverse effect on future business progress. Furthermore, the current officers and directors are involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

D.   COMPETITION.

Companies that compete in the Company's market locally are GLAMOUR SHOTS and NU-IMAGE PHOTOGRAPHY. Each of these companies mentioned charge competitive prices, but do not offer same day service or even custom enhancement of features that a customer may not be pleased with on the photo, that could be corrected, before the photo is released to the customer in its final form.

The key factor that has resulted in GLAMOUR SHOTS present competitive position in this industry is that they were the first to offer video proofing. That is, photos are taken on film as a video image and simultaneously captured by a video camera, thus allowing the customer to see on a monitor what their photos will look like. Unfortunately, the video-proofed photo selected looks very different when it is returned to the customer almost a week later in its final developed form.

GLAMOUR SHOTS, who represents 97% of the Company's competition, is limited from technologically advancing beyond video proofing due to the existence of their parent corporation, which is a photo-processing lab. In all comparisons, the Company's products provide more features and have superior performance than do the competitive products. In most cases, the number of differences is substantial. A complete technological comparison cannot be done since GLAMOUR SHOTS still uses the outdated analogue system of photo proofing. Photo processing is still conducted by using the old "dark-room" method.

The Company's products have gone digital. There is no film or processing. The digital camera feeds into the computer that feeds into the printer. Once in the computer, the image is viewed and changes may be made on the screen based upon what the customer wants. The integral part of this business for GLAMOUR SHOTS is the film, which can be damaged/destroyed in shipping, over-exposed, color distorted, and/or, (and it happens often), one roll of film already shot can actually be filmed right over by a photographer that may not be concentrating at the time and two days of product sales are voided, unless customers can be talked-into coming back and put through that experience again, which often takes four to five hours (at GLAMOUR SHOTS).

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Even then, once a customer  actually gets their photo at GLAMOUR SHOTS, they can still refuse to pay for it because it looks so different from what they thought they had selected off of the video image. Or, because they had time to think about how much money they spent a week ago on this and have decided that they want their money back. At this point, GLAMOUR SHOTS is left with wasted processing time and a wasted product, not to mention wasted time of the employees inside the local store whose time (hours) was spent preparing the customer for this photo session.

The integral part of this business for the Company is the computer, which advances technologically almost daily. Once a photo is saved in our system, it won't be damaged, lost, or destroyed. The color can be changed at the click of a button. No development, therefore no overexposure. Best yet, no waste. No photos will be produced unless the customer chooses to purchase them after the photo shoot. The produced photo will look exactly like what the customer just saw on the computer screen. The customer will not have to wait a week to get their photos back. If the Company prints a photo, the customer must pay for it. No refunds are necessary. The customer made the selection and any changes thereto and THE CUSTOMER IS ALWAYS RIGHT.

The Company's products perform in virtually all situations. The ability to capture images with full capability to manipulate, correct, store and print these images in unique to IMAGEMAKERS, and the Company's research indicates that its performance is superior to anything else on the market today.

E.   LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on its Common Shares to date, and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

F.   PRODUCT LIABILITY.

The Company presently does not maintain any product liability insurance and will not secure such insurance until the Company deems it necessary. Ultimately, such coverage may be a requirement under certain agreements. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for product liability.

G.   SHARES SUBJECT TO RULE 144.

On June 30, 2000, the Company had 1,800,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than one year may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144.

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The sale of some or all of the currently  restricted  Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future.

H.   OTHER NON PUBLIC SALES OF SECURITIES.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. Other offers and sales of Common Shares may be at prices per share that are higher or lower than the price of the Common Shares or the exercise price per share for the Warrants in this registration statement. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

I.   NO ASSURANCE OF LIQUIDITY.

There is currently no public market for the Common Shares or any other securities of the Company, and there can be no assurance that a trading market will develop in the future.

BUSINESS STRATEGY

The Company's business strategy is to implement the use of a digital system that will:

     1. Enable the Company to print images instantly on a variety of mediums such as photographic quality paper or canvas for our larger portraits.

     2.   Allow the Company to produce photographs without any negative film.

     3. Instantly create a high quality video proof, so closed eyes and missed shots are a thing of the past.

     4.   Save the cost of negative developing,  proofing,  film, lab prints and
          the  labor   involved  in  ordering  and  tracking,   not  to  mention
          eliminating costly mistakes.

     5. Virtually end all refunds, as the customer is able to view, correct, purchase and leave with their portraits in hand.

     6. Give the customer a high quality image comparable to those found in magazines such as "Vogue" or "Gentleman's Quarterly".

     7. Be on the cutting-edge of this technology and limited only by their imagination as far as expanding their products.

These combined capabilities provide endless reasons and uses for their product. The housewife can have a day of feeling like a star and looking the best she's ever looked. Young men or women aspiring to model can begin working on their required portfolios. Graduates can come in for their special senior portraits.

Business men and women can get needed photos for their business cards. Even Internet users can have their photographs taken and then purchase them on a CD-ROM which will enable the image to be sent anywhere in the world in seconds. THE COMPANY'S PRODUCTS SHALL HAVE ADVANTAGES THAT ARE LIMITLESS.

THE COMPANY'S PRODUCTS

The Company will originally offer two products:

     1.   The  PHOTO-SESSION,   which  includes  the   make-over/hair-styling  a
          wardrobe selection.

     2. The PORTRAITS, which can include enhanced prints on photographic paper as well as on other media.

PRODUCT IDENTIFICATION

From the onset of business, the Company's primary product will be total makeovers along with the printed photographs on photographic paper as well as CD-ROM's. However, the Company plans to quickly develop and market additional products such as talking photo greeting cards and other exciting products developed in the digital format.

MARKET ENVIRONMENT

The marketplace has been expanding rapidly and forecasts predict continued growth into the next decade. In fact, according to research conducted by R. Keith Schwer for the Center of Business and Economic Research at the University of Nevada - Las Vegas, (UNLV), statewide unemployment rates averaged 3.7%, (compared to the national average of 4.7%). Such low rates have not been experienced since the 1970's.

This strong employment picture is only enhanced by minimal price increases. Regardless of the minimal price increases, the state's primary tax revenue sources, gaming revenue and taxable sales posted gains during November 1997. Retail activity in Clark County has increased by approximately 5.73% over the previous year: $1,365,501 in November 1997 compared to $1,291,545 in November 1996.

According to Arizona State University's "Blue Chip Job Growth Update," not only did Nevada lead the nation in job growth in 1997: 6.16% above 1996; but LAS VEGAS is projected to lead the nation in job growth over the next five-year period, with the Phoenix, Arizona area soon to follow. This job growth is brought about by the new construction of several casinos, which haven't even been completed yet. According to the president of Caesar's Palace, William Hornbuckle, for every $1 million spent, fifteen (15) local jobs are created. Tourism aside, the creation of these jobs means that there will be stronger buying power in our local market alone.

Just a decade ago, the conventional wisdom in Las Vegas was that people were here to gamble, not shop. That is not the case today. Sales at the Forum Shops Retail Center in Caesar's Palace averaged $1200 - $1400 per square foot, leading the nation in sales. The Fashion Show Mall's sales exceeded $500 per square foot in 1996 and averaged almost $750 per square foot in 1997. Sales exceeding $400 (annually) per square foot are considered phenomenal by industry standards. Even though the Las Vegas market is slowly shifting to higher end, both tourists and locals combined are responding favorably to the slowly changing pricing strategies.

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According  to major real estate  brokers in Las Vegas,  the smart money is going
South of Tropicana (in Las Vegas, that is). (Land that sold for $2.85 per square foot in 1987 now sells for over $27.00 per square foot). Research has proven that most of the sales that our primary competitor enjoys in the fashion photography market come from Green Valley/Henderson area.

Strategically thinking, we know that our competitor's prime season is the Oct-Nov-Dec holiday season. However, they are still limited in their ordering deadlines prior to Christmas. They cannot produce a gift portrait for a customer on Christmas Eve. IMAGEMAKERS can produce these products while the customer waits. If a customer wants a full-length digitally enhanced portrait on canvas a week before Christmas, the competition can't produce it, but IMAGEMAKERS can, while the consumer waits.

Considering the holiday season, the Company believes that late fall will be an ideal time to start business. There is no other company in Las Vegas or the Nevada area that provides digitally enhanced fashion photography portraits available immediately after the photos are taken, along with a professional makeover, wardrobe selection/change and photo shoot. The Company believes that by opening in the late fall, they will have the momentum needed to have an excellent holiday season and via careful advertising, will make their presence known.

PRICING AND PROFITABILITY

The prices charged by the competition start at $40.00 for one 8x10 and are reduced as more portraits are purchased, with a session price of $39.95. The competition's average sale is approximately $180.00. The Company intends to price its products at or below the competition. However, the Company will do so in a much more comprehensive and equitable manner.

Although this may appear to be somewhat status quo pricing, don't be fooled. In this skyrocketing market, The Company intends to base their pricing on a profit margin. Even taking into consideration the budget that is slightly enhanced to accommodate unforeseen emergencies, the Company's pricing will CONSERVATIVELY allow a 20%-30% profit overall. Comparing the Company's prices to the competition without taking into consideration that the product comparison would be that of comparing an apple to an apple seed. Although the Company must be mindful of the competitor's prices, their target is not to publicly portray any kind of price war (even though we are almost eye-to-eye in pricing); rather, by comparing product, pricing becomes a secondary issue when met with the vastly superior product and unparalleled customer service.

DISTRIBUTION / OPTIMIZING STORE LOCATION

The Company's product shall be distributed via direct sales. The customer will purchase all items directly from the store. Future plans, however, may include indirect sales of other items as promotions are developed with other related businesses such as modeling, casting and production agencies and/or pageant programs.

The Company believes that the Fashion Show Mall the Galleria Mall would be ideal locations for their first stores since; (i) the tourist traffic that will shop at the Fashion Show has not even been approached yet and tourists always want to try new things that they cannot experience at home; and (ii) Henderson is presently the fastest growing city in the country and is the location of the Galleria Mall.

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According to figures  provided by Forest City, over 300,000 people live within a
10-minute drive of the malls and Interstate 95, Las Vegas' primary east-west artery that is a quarter of a mile from the Galleria Mall, providing easy access throughout the area.

Phoenix, Arizona will be the Company's next move, as their competitor had problems related to leasing in that area and have reduced their four stores to one, located in one of the older malls in that area. The Company is discussing leasing with Westcor Partners to lease space in Metro Center, also referred to as the Marketplace of the West. Metro Center contains 1.3 million square feet and is home to the highest producing Sears store west of the Mississippi. Other anchors are Dillards, Macy's and Robinsons/May Co., not to mention the 30 screen Harkins Theater. Sales per square foot vary, but the average is $350 annually.

Next, the Company will approach the Denver, Colorado market. The Company intends to locate in a mall that has not been completed and is intended to be a higher-end mall. At this point, the Company's reputation will be established and they can target a higher market with products like Images-On-Canvas and other new items. Since store sales per square foot cannot be derived yet from this mall, an average taken of the general Denver area of enclosed mall sales averages from $250 to $400 per square foot annually.

PRODUCT LIFE CYCLES

The life cycle for the Company's products is endless, as photographs last forever. But, since we, as humans, are constantly changing and growing, the Company will be given more opportunity to memorialize these changes for their customers. As we change, so do our needs. The Company's products will keep in touch with those needs. The Company fully intends to develop future products such as the "Talking Photo Greeting Card." Imagine receiving from your loved-one a disc that when played in your computer or DVD player, lets you view twenty alluring portraits of our customer while you hear their voice telling you how much they love you. This is a great gift from a serviceman's wife to her husband overseas. Or, why not make your favorite image your new computer screen-saver?

Overall, the Company concludes that their products will continue to be viable in the marketplace during the next century and that the Company's' future planning and product related activities will insure a strong market presence.

COST

In comparison to other companies, The Company's products are produced quickly and economically in the store by eliminating negative film and any lab processing of film, proofs or paper.

Comparative analysis shows these figures to be a fraction of the Company's competitors. This is due to the fact that they must pay for the negative film and the following waste-factors associated with such:

     1.   The labor to load, unload and package the film.

     2. The shipping cost to and from the lab for the negatives to be developed and proofed.

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
     3. The labor involved in placing orders to the lab and all mistakes associated with such.

     4.   The cost of the final prints and the shipping back to the store.

     5.   The high cost of lab retouching, if required.

The Company has information about the competition that tells them that they must pay their lab the amount of $2.65 per 8x10 print, with no price reduction for quantity. Comparably, our 8x10 print cost is equal; however, we have eliminated all other lab, labor and shipping costs in the print production. The mere existence of our business shall serve to increase profit and eliminate certain overhead costs that our competitor must depend on.

PROPRIETARY TECHNOLOGY

All photographs in any form, as well as all software developed, to be used by the Company for their products will be copyrighted.

PRODUCT SELECTION CRITERIA

Because marketing is a large expense and because it is where much of the Company's effort is applied, focus on the consumer is a very important criterion. The idea is to keep the consumer forever by continually offering them a valuable product, thereby diminishing the costs of reaching and appealing to them. Wise product selection is therefore critical to the Company's success.

THE COMPANY'S FUTURE PRODUCTS

In the next two years it is estimated that there will be a variety of products distributed by the Company, such as IMAGEMAKERS' Talking Greeting Cards, Images-On-Canvas and Images-On-A-Disc (for use as computer screensaver(s). The market potential for these products in a retail arena can be in excess of $100,000. This translates into a market share of 1% of the overall market.

Management is regularly examining roles that new products will play in the growth of the Company. In order to promote the speed and effectiveness of the Company's future new product development efforts, management is committed to making every effort to stay in touch with all of the technical developments and to make whatever changes necessary. Further, the Company will utilize full time software consulting experts to help keep them on the cutting edge of technology.

THE COMPANY'S MARKETING STRATEGY

The Company's marketing strategy is to enhance, promote and support the fact that their products are the most exciting, highest quality and technologically advanced available to the public, while giving a level of customer service far exceeding all expectations.

SALES STRATEGY

The Company's product should be treated as an exciting experience followed by a permanent record of this experience to enjoy forever. As such, the target market segments to focus on are females ages 16 to 45, as this product will be of the greatest appeal to this group. Because of the special market characteristics (mostly female), our sales strategy includes television and radio commercials targeting the female audience, direct mail programs and promotions with local modeling agencies, pageants and salons.

The following describes the Company's market position, pricing and product margin structures. The Company plans to review these every quarter in order to ensure that potential profits are not being lost.

POSITIONING

The customers will see the Company's product as fresh and exciting. Its unique advantages of instant retouching and printing can be exploited to arrive at a winning position in the consumer's mind. In terms of market segmentation advantages, they can use their unique process of retouching to attract female clients who are not as confident with their appearance to arrive at a winning position. The Company can reposition their competitors by forcing them to become a discount studio, as this will be their only way of survival. The resulting selling basis for the Company product is that they become the standard in the industry.

PRICING

The prices for the Company's products are determined first and foremost by comparisons to the competition and secondly for profitability. It is important to know that competitive pricing is essential to the market profile. Compared to the competition, the Company's prices are structured to give more value and confidence to the customers than our competition. The Company believes that their customers will pay an average of $150 per portrait package because such averages have been achieved by our competition.

ADVERTISING AND PROMOTION

The Company recognizes that the key to success at this time requires extensive promotion. This must be done aggressively on a wide scale. To accomplish their sales goals, they require an extremely capable advertising agency and public relations firm. The Company plans to advertise on television shows such as "Oprah" and the daytime soaps. With the assistance of CENTURY ADVERTISING, a comprehensive advertising and promotion plan will be drafted.

PUBLIC RELATIONS

The Company's publicity efforts are intended to accomplish the following:

     1. Position the Company at the leading edge in providing fashion portraits.

     2. Increase the Company's reputation and name brand recognition among managers, buyers and customers in prospective companies, industries and markets.

THE CORPORATE MISSION

By the year 2002, the Company will be a highly visible company with two stores in the Las Vegas, Nevada area, at least one store in Phoenix, Arizona and another in Denver, Colorado, known as the hottest portrait studios in the industry. We will continue aggressively attacking the local marketplace and begin to market the IMAGEMAKERS stores as a franchise nationwide and prepare for our movement to the Midwest and east coast to cities like Chicago, Illinois, Harrisburg, Pennsylvania, Virginia Beach, Virginia and Fort Lauderdale, Florida.

The Company's stores will provide the most innovative, highest quality photography that gives the customer a great value for their money. Furthermore, by performing professional, quality makeovers with exciting high-energy photo-shoots, the customers will have an experience they will never forget. The Company believes that their first responsibility is to the customer. They will strive to have the highest quality customer service possible.

The Company will strive to; (i) treat their customers with the highest respect and pampering, truly creating an experience to tell their friends about; (ii) follow the philosophy with staff that hard work can and should be fun as well as profitable; and (iii) earn the reputation as the most exciting and favorite photo studio available to the general public. Through a long-term commitment to this mission, they will be known as the Company that does a public service by making people beautiful. The Company's customers will see IMAGEMAKERS as offering an exciting new service coupled with the highest quality photographs at a reasonable price. The Company will strive for our employees to see IMAGEMAKERS as a fun and lucrative place to work.

THE INDUSTRY

MARKET DEFINITION

The fashion photography market is growing at a rapid rate. The market for these products was estimated at $1.5 million in 1996. This represents more than a 25% growth over 1995. According to market research and industry sources, the overall fashion photography market for the portrait photography industry is projected to sustain similar growth through 2002.

Demographically, the area of greatest growth in this market is in the area of Green Valley, possibly since Green Valley lies in the City of Henderson, which is growing at a rapid pace. In fact, based upon internal research conducted for GLAMOUR SHOTS IN 1996, 20% of their local customer base was attributed to Green Valley (Henderson), compared to 10% in 1995. Further, statistics received from the Nevada Development Authority project growth in the Henderson-Green Valley area to surpass 15% in the year 2000.

Besides the local customer market in Las Vegas, Nevada, the Company intends to capitalize on the tourist market, which, after all, is expected to bring over 30 million people -- (second only to Orlando, Florida), to Las Vegas, Nevada. Securing a location on the strip is projected as a profitable strategy, since both strip malls, The Forum Shops and The Fashion Show Mall, generate almost an $850 per-square-foot sales average based upon store size. Additionally, this is a market that has never been approached by the fashion photography industry.

Since the Company's product is young and technologically advanced, they want to place their next two stores in cities of comparable definition. One selected location is Phoenix, Arizona, which now claims a higher population than Los Angeles, California. The other destination for the Company is Denver, Colorado, which prides itself as the vacation place of many affluent visitors and home to a population that has not yet even received their first retail flourish. Many businesses from the east coast, as well as Europe, are flocking to these three cities: Las Vegas, Nevada, Phoenix, Arizona and Denver, Colorado because the cities are new and thriving, and have vast expanses of area which has yet to be developed. Ironically, although these cities are young and the home to the new "mover-and-shaker" crowd, each city has a very good influx of big money, whether it be from gamblers, high-powered businesses or entertainers and political personalities.

CUSTOMER PROFILE

The Company's target market includes females of all ages. The most typical customer for our product is between the ages of 16 and 45 years of age that would use our products for several reasons including gifts and business.

According to William Hornbuckle, President of Caesar's Palace Las Vegas, (during a recent speech given at the Las Vegas Trends 2000 forum), 900 visitors of Caesar's casino/hotel were polled and asked why they visit Las Vegas. Ninety five percent (95%) of these people polled said, "To escape," -- that is, to spend time away from their mundane routine. Although tourists usually only comprise 25% of non-strip located retail stores' business, IMAGEMAKERS will provide that escape for tourists, as well as locals. Our potential to actually target tourists is unlimited, especially since it gives wives of conventioneers something fun and exciting to do other than shopping and gambling; or it gives the female entrepreneur visiting on business the perfect escape.

Primarily, however, the Company's customer would be from the Las Vegas, Nevada area. We will target various markets such as teens possibly interested in modeling who may wish to put together a portfolio, or the Realtor(R) who needs a professional, (enhanced) photo for his/her business card. The student taking their senior photos will want to be pampered, too; and the wife of an enlisted Air Force serviceman may want to "get away from it all" and will stop in to get a makeover and photos to send to her husband, stationed thousands of miles away. In addition, possibly send one of the IMAGEMAKERS "TALKING PHOTO GREETING CARDS." Anyone who needs to look good for a certain picture or who wants to look good for themselves or someone else will be interested in stopping in to see what IMAGEMAKERS has to offer -- men and women alike.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement. The following should be read in conjunction with our audited Consolidated Financial Statements included within this registration statement.

PLAN OF OPERATION

The Company can best be described as a fully digital, state of the art fashion portrait studio in the business of doing total makeovers including; wardrobe changes accompanied by a twenty-shot photo session, followed by instant viewing and printing of the purchased portraits.

Management is regularly examining roles that new products will play in the growth of the Company. In order to promote the speed and effectiveness of the Company's future new product development efforts, management is committed to making every effort to stay in touch with all of the technical developments and to make whatever changes necessary. Further, the Company will utilize full time software consulting experts to help keep them on the cutting edge of technology.

All images produced by the Company have the advantage of being captured in the digital form. This method enables the Company to circumvent any scanning of the original, thus maintaining high quality along with the ability to do any photographic manipulating inside the computer such as removing flaws, softening or removing wrinkles and adjusting colors and lighting. Further, the software allows them to make major changes in their customer's appearance on the photo such as adding a bust-line or removing a double chin.

The condition of the industry today is such that it presents an enormous opportunity for a portrait studio to ignite the public's fascination with a futuristic method of capturing, enhancing and processing the photographic images. Because the Company's largest competitor has to use its off premises photo processing laboratory, the Company's studio would be virtually uncontested.

ANALYSIS OF FINANCIAL CONDITION

As of June 30, 2000, the Company had negative working capital of $(175,628) and faces the need for substantial additional working capital in the near future. The Company will be required to seek sources of financing. No assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of June 30, 2000, reporting The Company's ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. Other offers and sales of Common Shares may be at prices per share that are higher or lower than the price of the Common Shares in this registration statement. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

ITEM 3. DESCRIPTION OF PROPERTY.

The Imagemakers Photography, Inc. does not have any property and at this time has no agreements to acquire any property. The Company currently leases their corporate offices and retail operations located at 3855 Diablo Drive, Suite 7, Las Vegas, Nevada 89118. The lease expires on June 30, 2002, at a monthly rate of $800.00. The Company was not required to make a security deposit.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

At June 30, 2000, the Company had 3,032,861 Common Shares issued and outstanding. The following tabulates the holdings of Common Shares of the Company by each person who holds of record or is known by management of the Company to own beneficially more than 5% of the Common Shares and, in addition, by all directors and officers of the Company, individually and as a group:

                                                    NUMBER OF         PERCENT
     NAME AND ADDRESS                                SHARES           OF CLASS
     ----------------                              ----------         --------
     Mr. Mark Patko (1)(2)                          1,800,000          59.35%
     975 Camelia
     Henderson, Nevada 89015

     Ms. Mary P. Costa (1)(2)                       1,800,000          59.35%
     975 Camelia
     Henderson, Nevada 89015

     Orton & Company                                  257,144           8.48%
     50 West 300 South, #1130
     Salt Lake City, Utah 84101

     David D. Westfere                                257,144           8.48%
     105 East Ellis Drive
     Tempe, Arizona 85282

     Hane Development, Inc.                           261,433           8.63%
     44 Oxford Street
     London, UK W1N 9FJ

     Diamond Equities, Inc.                           200,000           6.59%
     2205 West Grant Street
     Phoenix, Arizona 85009
                                                   ----------         ------
     All officers/directors
      as a group (two)                              1,800,000          59.35%

----------
(1) Mr. Mark Patko is the holder of record of 900,000 Common Shares of the Company. Mr. Patko is the husband of Mary P. Costa. Mr. Patko is therefore deemed to share the beneficial ownership 900,000 Common Shares of the Company owned by Mary P. Costa. For purposes of this table, 1,800,000 Common Shares are deemed beneficially owned by Mr. Mark Patko.

(2) Ms. Mary P. Costa is the holder of record of 900,000 Common Shares of the Company. Ms. Costa is the wife of Mark Patko. Ms. Costa is therefore deemed to share the beneficial ownership of 900,000 Common Shares of the Company owned by Mark Patko. For purposes of this table, 1,800,000 Common Shares are deemed beneficially owned by Ms. Mary P. Costa.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of the members of the Company's Board of Directors, executive officers, and the position with the Company held by each:

        NAME        AGE                POSITION
        ----        ---                --------
   Mark Patko        38      Chairman of the Board, Chief Executive Officer
                             and President

   Mary P. Costa     36      Director, Vice President, Secretary and Treasurer

Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience of each director and executive officer of the Company.

MARK PATKO. Mr. Patko has been the Chairman of the Board, Chief Executive Officer and President since the Company was founded. Mr. Patko has been developing the concepts for the Company since May 1996. Mr. Patko was an owner manager of a Glamour Shots store in Las Vegas, Nevada from October 1992 through May 1996. During his tenure at Glamour Shots, Mr. Patko won awards from the Boulevard Mall for 1994 Sales Leader; an award from Glamour Shots corporate office for Most Improved Store and was also recognized by Glamour Shots corporate office for managing one of the top ranking stores in the United States. Mr. Patko attended El Camino College and received an undergraduate degree in Business Management. Mr. Patko was a founding partner of Five Star Attorney Service in Torrance, California, which has closed due to the degree of legal information available on the Internet.

Mr. Patko has been working intermittently in the photography industry for over twenty years. Originally from Chicago, Mr. Patko worked there in film processing and development. After moving to the west coast, Mr. Patko began his own business sideline as an independent photographer in the Los Angeles area and became acquainted with Peter Gowland, a celebrated photographer in the field of fashion portrait photography. Mr. Patko re-entered the photography field as an employee of Glamour Shots, a nationally known glamour photography chain. After experiencing a change in Glamour Shots direction, Mr. Patko has researched the digital photography market enough to find that there are few companies comfortable enough with the computerized technological advancements that could eventually severely handicap companies like Glamour Shots. Mr. Patko found that with his photographic knowledge coupled with his interest in computers and the development of certain digital processes, the fashion photography business can be extremely profitable when approached from a digital standpoint that basically omits the photo processing procedure and allows for high resolution prints productively at a fraction of the price immediately after the photos are taken.

MARY P. COSTA. Ms. Costa has been a Director, Vice President, Secretary and Treasurer since the Company was founded. Ms. Costa has been the Property Manager of College Park Realty Co. located in North Las Vegas, Nevada since November 1995. Ms. Costa was a Property Manager for Equity Group located in Las Vegas, Nevada from May 1993 through October 1995. Ms. Costa was a Property Manager for Ribeiro Corporation from 1991 through April 1993. Prior to becoming involved in property management, Ms. Costa was involved in the newspaper business as a reporter for ten years. Ms. Costa received her undergraduate degree in English and Journalism. Ms. Costa attended the Temple University School of Law and Western University. Ms. Costa has been a member of the Los Angeles Trial Lawyers' Association, now known as the Consumer Attorney's Association of Los Angeles. Ms. Costa is a member of the Institute of Real Estate Management and holds a real estate license in the state of Nevada. Ms. Costa filed for bankruptcy under Chapter 7 in August 1995 and was dismissed in December, 1995. The bankruptcy was personal and non-business related. Ms. Costa is the wife of Mr. Mark Patko.

Ms. Costa is familiar with businesses that can survive in today's retail market. Currently, as a commercial property manager, Ms. Costa reviews and projects sales for many nationwide store chains as well as large anchor tenants, and how such sales relate to the profitability of the various shopping centers she now manages. Through her husband, Mark Patko's involvement in Glamour Shots, Ms. Costa became interested in the fashion photography industry and the areas of growth that could ensue for such a business. In addition, through discussion with various statewide and out-of-state brokers of major shopping malls, has learned that probably due to lack of knowledge about the technical advances, no photography tenants have attempted a changeover to digital photography, which most mall managers agree will be a very interesting move to a very profitable business.

ITEM 6. EXECUTIVE COMPENSATION.

The Company does not presently provide group medical or life insurance for its employees, although the Board of Directors may recommend such plans be adopted in the future.

The officers and directors will be retained under employment contracts containing adequate compensation and benefits to insure the proper growth and development of the Company. The Company will have all employment agreements will be approved by the Board of Directors. In addition, the Company may provide, at the discretion and approval of the Board of Directors, incentives to these key individuals in the form of stock options to purchase Common Shares of the Company.

No officer of the Company receives any additional compensation for his services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with meetings of the Board of Directors or other matters of Company business.

The Board of Directors of the Company approved the Stock Option Plan of The Imagemakers Photography, Inc. on April 14, 1998. The purpose of the Plan and of granting options to specified employees is to further the growth, development and financial success of the Company and its subsidiaries by providing additional incentives to certain key employees holding responsible positions by assisting them to acquire Common Shares and to benefit directly from the Company's growth, development and financial success. To date, the Company has not issued any options to these key employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On April 14, 1998, the Company issued 900,000 Common Shares, par value $0.001 per share, to Mark Patko in consideration for services as Chairman of the Board, Chief Executive Officer and President of the Company. In addition, the Company received $17,500.00 in cash. The average cost per share to Mark Patko was therefore $0.0194444 per share.

On April 14, 1998, the Company issued 900,000 Common Shares, par value $0.001 per share, to Mary P. Costa in consideration for services as Director, Vice President, Secretary and Treasurer of the Company. In addition, the Company received $17,500.00 in cash. The average cost per share to Mary P. Costa was therefore $0.00194444 per share

On April 14, 1998, the Company authorized the issuance of 900,000 Common Shares, par value $0.001 per share, pursuant to Regulation D, Rule 504 of the Securities & Exchange Act of 1933, as amended, to 12 non-affiliated investors at a price of $0.019444 per share. The average cost per share to these investors was therefore $0.019444 per share.

On June 27, 1999, the Company authorized the issuance of 332,861 Common Shares, par value $0.001 per share, pursuant to Regulation D, Rule 504 of the Securities & Exchange Act of 1933, as amended, to various non-affiliated investors. The Company issued 200,000 shares to Diamond Equities, Inc. in exchange for a line of credit of $100,000 and 132,861 shares to Hane Development, Inc. in exchange for a line of credit of $60,000.00 and for a cash consideration of $1,074.00.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON SHARES

The Company's Articles of Incorporation authorize the issuance of up to 20,000,000 Common Shares, par value $0.001 per share. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are, and all un-issued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND POLICY

Holders of Common Shares are entitled to dividends in the discretion at the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

MARKET FOR COMMON SHARES

There is currently no public market for the Common Shares of the Company, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED SHARES

The Company's Articles of Incorporation, as amended, authorize the issuance of up to 2,500,000 Class "A" Preferred Shares, par value $0.001 per share and 2,500,000 Class "B" Preferred Shares, par value $0.001 per share. The Company may fix designations, preferences, powers, dividend rights, conversion rights, voting rights, terms of redemption's and liquidating preferences. Any or all of these may be greater than the rights of the Common Shares. None of the Preferred Shares are outstanding, and the Company has not entered into any obligations to issue any such shares, except as set forth in this Memorandum.

The Company has no outstanding Preferred Shares.

PREFERRED DIVIDENDS

Holders of outstanding Series "A" 12% Cumulative Convertible Preferred Shares are entitled to receive on a quarterly basis, when, as declared by the Board of Directors of the Company, out of funds legally available therefore, cumulative cash dividends at the rate of 12% per annum of the stated value of $3.00 per share, or $0.36 per share per annum, and no more. Dividends on the Series "A" Cumulative Convertible Preferred Shares will be paid quarterly on the 15th day of January, April, July and October each year. Each dividend will be payable to holders of record as they appear on the stock records of the Company on the record date of the dividend.

No cash dividends may be declared or paid or set for payment on any class of stock ranking as to dividends junior to the Preferred Shares unless full annual dividends have been paid or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereby set apart for such payment.

PREFERRED CONVERSION

The holders of the Preferred Shares are entitled at any time beginning six months following the close of this offering, subject to prior redemption, to convert the Preferred Shares into the Company's Common Shares (par value $0.001 per share), at a rate of one Common Shares for each one Preferred Share, provided that the average bid price of the Common Shares is at least $3.00 per share for the twenty trading days prior to such conversion date. The conversion ratio is subject to adjustment as set forth below. The Company is not required to issue fractional Common Shares upon conversion of the Preferred Shares and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Shares on the last business day prior to the date of conversion. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business the tenth business day prior to the redemption date.

PREFERRED CALL FEATURE

The Preferred Shares are callable by the Company at any time that the average bid price of the Common Shares is at least $4.50 per share for the twenty trading days prior to such call. The holders of the Preferred Shares will be required to surrender and deliver, duly endorsed, the certificate or certificates representing the number of Preferred Shares being called by the Company at its office or to the transfer agent at their offices.

PREFERRED LIQUIDATION

Upon dissolution, liquidation or winding up of the Company, the holders of the Preferred Shares shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its stockholders, before any payment or distribution shall be made on the Common Shares or any class of stock ranking junior to the Preferred Shares upon liquidation, 100% of the stated value amount per share, plus a sum equal to all unpaid dividends thereon to the date of final distribution.

Neither the sale of all or substantially all of the property or business of the Company, nor the merger or consolidation of the Company into or with any other corporation or the merger or consolidation of any other corporation into or with the Company shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary. After the payment to the holders of Preferred Shares or the full liquidation preference provided above, the holders of Preferred Shares as such shall have no right to claim to any of the remaining assets of the Company. In the event the assets of the Company available for distribution to holders of Preferred Shares upon any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts which such holders are entitled, no distribution shall be made on account of any Preferred Shares unless proportionate distribution amounts shall be paid on account of the Preferred Shares ratably, in proportion to the full distribution amounts for which holders of all such shares are respectively entitled upon such dissolution, liquidation or winding up.

MARKET FOR PREFERRED SHARES

There is currently no public market for the Preferred Shares of the Company, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

STOCK OPTIONS

The Board of Directors of the Company approved the Stock Option Plan of The Imagemakers Photography, Inc. on April 14, 1998. The purpose of the Plan and of granting options to specified employees is to further the growth, development and financial success of the Company and its subsidiaries by providing additional incentives to certain key employees holding responsible positions by assisting them to acquire Common Shares and to benefit directly from the Company's growth, development and financial success. To date, the Company has not issued any options to these key employees.

The Company has no outstanding stock options to purchase common stock of the Company.

WARRANTS

The Board of Directors of the Company approved the issuance of 120,000 Class "A" Redeemable Common Stock Purchase Warrants at an exercise price of $2.50 per Common Share of the Company for a period of five years from the date of this Private Placement Memorandum.

The Board of Directors of the Company approved the issuance of 120,000 Class "B" Redeemable Common Stock Purchase Warrants at an exercise price of $3.00 per Common Share of the Company for a period of five years from the date of this Private Placement Memorandum.

Each Warrant is redeemable by the Company at a redemption price of $.01 per Warrant at any time after nine months from the date of this Private Placement Memorandum on thirty days' prior written notice, (i) if the average closing bid price of the Units equals or exceeds $8.50 for any twenty consecutive trading days ending within ten days prior to the notice of redemption or (ii) upon the prior written consent of an Underwriter completing an initial public offering of the Company's Securities.

The Company has no outstanding warrants to purchase common stock of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares will be performed by the Company until such time as there are enough stockholders to require outside services.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS.

MARKET PRICE

There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM  2. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceedings. None of the Company's property is subject to any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On April 14, 1998, the Company was incorporated under the laws of the State of Nevada. The Company issued 1,800,000 Common Shares to the founders for consideration of $35,000.00. The average cost per share to the founders was $0.019444 per share.

The date, title and amount of unregistered securities sold/issued by The Imagemakers Photography, Inc. are as follows:

   1.   Date: May 8, 1998                  Number of Shares: 900,000
        Total Offering Price:              $0.019444 per share
        Total Proceeds:                    $17,500.00
        Principal Underwriter:             None
        Total Commissions:                 None
        Net Proceeds:                      $17,500.00
        Commissions Paid:                  None
        Purchasers:                        12 non-affiliated private investors.
        Exemption From Registration:       The statutory exemption, which the
                                           Company relied on was Regulation D,
                                           Rule 504 of the United States
                                           Securities Act of 1933, as amended.

On July 27, 1999, the Company issued 200,000 shares to Diamond Equities, Inc. in exchange for a line of credit of $100,000.00 and 132,861 shares to Hane Development, Inc. in exchange for a line of credit of $60,000.00 and a cash consideration of $1,074.00. The Company did not pay any commissions for these transactions. In addition, the Company did not utilize the services of an underwriter to complete these transactions. The statutory exemption, which the Company relied on was Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NEVADA STATUTES

Section 78.751 of Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, Article IX of the By-Laws of the Company provide for indemnification of the directors, officers, employees or agents of the Company.

In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; or (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher.

Nevada's Control Share Acquisition Statute prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statue specifies three thresholds; one-fifth or more but less than one-third or more but less than a majority, and a majority or more, of the voting power of the corporation in the election of directors. Once an acquirer crosses on of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become Control Shares and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statue also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

CHANGES IN CONTROL

The Company is not aware of any arrangement, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

EMPLOYEES

As of the date of this Memorandum, the Company had five employees, including its President and Secretary. Management believes that it will expand its work force over the next twelve (12) months.

                                    PART F/S

ITEM 1. INDEX TO FINANCIAL STATEMENTS

The following audited financial statements of the company were prepared by Ovist & Howard, Inc., Certified Public Accountants, a Professional Services Corporation, 7 Commerce Center Drive, Suite A, Henderson, Nevada 89014. The statements include an Independent Auditor's Report, Balance Sheet as of June 30, 2000, Statement of Operations for the period of January 1, 2000 through June 30, 2000, Statement of Cash Flows for the period of January 1, 2000 through June 30, 2000, Shareholders' Equity period from January 1, 2000 through June 30, 2000 and Notes to the Financial Statements.

                          INDEX TO FINANCIAL STATEMENTS

     INDEPENDENT AUDITORS' REPORT .....................................  28

     BALANCE SHEET ....................................................  29

     STATEMENT OF OPERATIONS ..........................................  30

     STATEMENT OF STOCKHOLDERS' EQUITY ................................  31

     STATEMENT OF CASH FLOW ...........................................  32

     NOTES TO FINANCIAL STATEMENTS ....................................  33

                              OVIST & HOWARD, INC.
                          Certified Public Accountants
                       A Professional Services Corporation
                             7 Commerce Center Drive
                                     Suite A
                             Henderson, Nevada 89014
                               Tel: (702) 456-1300
                               Fax: (702) 456-6155

November 7, 2000

Board of Directors
The Imagemakers Photography, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of The Imagemakers Photography, Inc. as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of The Imagemakers Photography, Inc. as of June 30, 2000 and the results of its operations and its cash flows for the six months ended June 30, 2000, in conformity with generally accepted accounting principles.

/s/ Ovist & Howard
Certified Public Accountants

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                                  BALANCE SHEET
                                    (AUDITED)
                       For the Period Ended June 30, 2000


                                     ASSETS
CURRENT ASSETS:
 Cash                                                                 $   1,601
 Deposits                                                                 1,800
                                                                      ---------
      TOTAL CURRENT ASSETS                                            $   3,401

OTHER ASSETS:
 Leasehold Improvements                                               $  10,092
 Furniture & Fixtures                                                     9,307
 Equipment                                                                9,813
 Photography Equipment                                                   71,575
                                                                      ---------
      TOTAL                                                           $ 100,787
                                                                      ---------
Less: Allowance for Depreciation                                         20,653
                                                                      ---------
TOTAL OTHER ASSETS                                                    $  80,134
                                                                      ---------
TOTAL ASSETS                                                          $  83,535
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts Payable                                                     $     811
 Accrued Expenses                                                        44,359
 Current Portion of Long-Term Debt                                      133,859
                                                                      ---------
      TOTAL CURRENT LIABILITIES                                       $ 179,029

LONG-TERM LIABILITIES -- LESS CURRENT PORTION (NOTE 4)                   73,242
                                                                      ---------
      TOTAL LIABILITIES                                               $ 252,271

STOCKHOLDERS' EQUITY:
 Common Stock, $0.001 par value, Authorized
  20,000,000 shares; Issued and outstanding;
  at June 30, 2000, 3,032,861 shares                                  $   3,032

Additional paid-in capital                                               50,542

Accumulated Deficit                                                    (222,310)
                                                                      ---------
TOTAL STOCKHOLDERS' EQUITY                                            $(168,736)
                                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $  83,535
                                                                      =========

     See accompanying accountants' report and notes to financial statements

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                             STATEMENT OF OPERATIONS
                                    (AUDITED)
                       For the Period Ended June 30, 2000


                                                                 January 1, 2000
                                                                    Through
                                                                  June 30, 2000
                                                                 ---------------
INCOME:
  Revenue                                                            $ 37,264
  Other Income                                                             34
                                                                     --------
TOTAL REVENUE                                                        $ 37,298

COST OF REVENUES EARNED                                                23,715
                                                                     --------

      GROSS PROFIT                                                     13,583

OPERATING EXPENSES:
  Accounting                                                         $    480
  Bank Charges                                                            913
  Dues & Subscriptions                                                     68
  Marketing & Promotion                                                   146
  Office Expense                                                          659
  Repairs & Maintenance                                                34,118
  Rent                                                                 19,720
  Depreciation                                                          9,754
  Telephone & Utilities                                                 2,190
  Licenses & Fees                                                         563
  Tax Expense                                                           4,125
  Legal Fees                                                            4,250
  Equipment Lease                                                         251
  Insurance                                                               820
  Other Expenses                                                        1,249
                                                                     --------
      TOTAL OPERATING EXPENSES                                         79,306
                                                                     --------
LOSS FROM OPERATIONS                                                  (65,723)
                                                                     ========
OTHER INCOME (EXPENSE):
  Interest Income                                                           4
  Interest Expense                                                     (6,118)
                                                                     --------

      NET INCOME (LOSS)                                              $(71,837)
                                                                     ========

     See accompanying accountants' report and notes to financial statements

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                    (AUDITED)
                       For the Period Ended June 30, 2000

         Transaction                        Number of      Common        Additional     Accumulated        Total
          and Date                        Common Shares    Stock      Paid In Capital     Deficit         Equity
          --------                        -------------    -----      ---------------     -------         ------
April 14, 1998
Common Shares for Cash and Services
 as Chairman of the Board, Chief
 Executive Officer and President
 at $0.0019444 Per Share                     900,000     $    900       $  16,600               -0-      $   17,500

April 14, 1998
Common Shares for Cash and Services
 at Vice President, Secretary and
 Treasurer at $0.0019444 Per Share           900,000          900          16,600               -0-      $   35,000

April 14, 1998
Common Shares for Cash at $0.019444
 Per Share                                   900,000          900          16,600               -0-      $   52,500

June 27, 1999
Common Shares for Loan Guarantees            332,861          332             742               -0-      $   53,574

Deficit Accumulated During the
 Development Stage                                                                      $  (150,473)     $  (96,899)

Net Loss Current Period                                                                 $   (71,837)     $ (168,736)
                                           ---------     --------       ---------       -----------      ----------
BALANCE AT 6/30/00                         2,700,000     $  3,032       $  50,542       $  (222,310)     $ (168,736)
                                           =========     ========       =========       ===========      ==========

     See accompanying accountants' report and notes to financial statements

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                             STATEMENT OF CASH FLOWS
                                    (AUDITED)
                       For the Period Ended June 30, 2000



CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss During Period                                                $(71,837)

ITEMS NOT AFFECTING CASH FLOW:
 Depreciation                                                             9,754
 Increase - (Decrease) in Liabilities                                    24,785
 (Increase) - Decrease in Deposits                                        1,250
                                                                       --------
      NET CASH FLOW FROM OPERATIONS                                    $(36,048)

CASH FLOW FROM FINANCING ACTIVITIES:
 Proceeds from Long-Term Debt                                          $ 36,848
 Contribution of Capital                                                     60
                                                                       --------
      NET CASH FLOW FROM FINANCING ACTIVITIES                          $ 36,908

CASH FLOW FROM INVESTING ACTIVITIES:

EQUIPMENT PURCHASED                                                    $ (2,523)

 Net Increase (Decrease) In Cash                                       $ (1,663)
 Cash At Beginning of Period -- January 1, 2000                           3,264
                                                                       --------

     CASH AT END OF PERIOD -- JUNE 30, 2000                            $  1,601
                                                                       ========

     See accompanying accountants' report and notes to financial statements

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

COMPANY'S ACTIVITIES AND OPERATING CYCLE -- The Company was incorporated April 14, 1998, under the laws of the State of Nevada. The Company operates a state-of-the-art fashion portrait studio, specializing in digitally enhanced fashion photography portraits, which include complete makeovers, wardrobe changes and photo sessions.

CASH EQUIVALENTS -- For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND ACCRUALS -- The carrying amounts of cash, short-term investments and accruals approximate fair value of the short maturity of those instruments and accruals.

USE OF ESTIMATES -- Management uses estimates and assumptions inn preparing financial statements. Those estimates and assumptions effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses. It is at least reasonably possible that the significant estimates used will change within the next year.

COMPREHENSIVE INCOME -- In June, 1997, the Financial Accounting Standard Rule (the "FASB") issued Statement Financial Accounting Standards ("SFAS") No. 130, "REPORTING COMPREHENSIVE INCOME," effective for fiscal years beginning after December 15, 1997. SAFS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined in Statements of Financial Accounting Concepts No. 6, "ELEMENTS OF FINANCIAL STATEMENTS," as "the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The Company adopted SFAS No. 130 in the current year. There were no changes in equity during the period. As such, comprehensive income for the six months ended June 30, 2000 is equal to the amount shown on the Statement of income as net income.

NOTE 2 - PROPERTY AND EQUIPMENT:

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Expenditures and maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation   is  computed  for   financial   statement   purposes   under  the
straight-line method. The depreciation for the period ended June 30, 2000 is $9,754. Leasehold improvements were amortized over a useful life of 7 years. Furniture and fixtures, equipment and photography equipment were amortized over a useful life of 5 years.

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000

NOTE 3 - GOING CONCERN:

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional equity capital through sale of its securities through private placements.

NOTE 4 - NOTES PAYABLE AND LONG-TERM DEBT:

                                                    Interest Rate      Balance
                                                    -------------      -------
     Note payable to Diamond Equities, Inc.,
     a shareholder, secured by equipment.
     Payment of $2,000.00 per quarter.                    8%          $ 100,000

     Note payable to Hane Development, Inc.,
     a shareholder, secured by equipment.
     Payment of $1,880 per month.                         8%             57,243

     Note payable to shareholder, non-interest
     bearing. Unsecured.                                                 49,858
                                                                      ---------
     Total                                                            $ 207,101
     Less: Current Portion                                             (133,859)
                                                                      ---------
     Total Long-Term Debt                                             $  73,242
                                                                      =========

          Maturities of debt are as follows:
               2001                                         $ 144,171
               2002                                            13,072
               Thereafter                                      49,858
                                                            ---------
               Total                                        $ 207,101
                                                            =========

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt approximates the carrying value.

NOTE 5 - RELATED PARTY TRANSACTIONS:

Included in notes payable for the six months ended June 30, 2000 are notes to the officers and shareholders of the Company totaling $207,101.

NOTE 6 - INTERIM FINANCIAL STATEMENTS:

The financial statements presented reflect only results of operations for the six months ended June 30, 2000 and are not necessarily representative of operations for a full year.

                        THE IMAGEMAKERS PHOTOGRAPHY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000

NOTE 7 - INCOME TAXES:

The following schedule summarizes the net operating loss carry-forward future benefits and the dates they are scheduled to expire:

               Net Operating                                 Year of
               Loss Carryover                               Expiration
               --------------                               ----------
                 $ (39,098)                                    2018
                  (111,375)                                    2019
                   (71,837)                                    2020
                 ---------
          Total  $(222,310)
                 =========

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration statement to be singed on its behalf by the undersigned, thereunto duly authorized.


                                        THE IMAGEMAKERS PHOTOGRAPHGY, INC.


Date: November 29, 2000                 By /s/ Mark Patko
                                           -------------------------------------
                                           Mark Patko
                                           President and Director

                                    PART III

                                INDEX TO EXHIBITS


          EXHIBIT 3.1  -- CERTIFICATE OF INCORPORATION

          EXHIBIT 3.2  -- BY LAWS

          EXHIBIT 10.1 -- STOCK OPTION PLAN